February 12, 2019

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. John Cannarella
Ms. Jenifer Gallagher

Re:	Superior Drilling Products, Inc.
Form 10-K for the Fiscal Year ended December 31, 2017
Filed March 23, 2018
File No. 001-36453

Dear Mr. Cannarella and Ms. Gallagher:

This letter is in response to your letter dated December 4, 2018, to Superior Drilling Products, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “10-K”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Form 10-K for the Fiscal Year Ended December 31, 2017

Financial Statements

Note 7 – Related Party Note Receivable, page 48

1.	We note that your CEO and COO-director personally guarantee the Tronco Energy Corporation loan, and had made payments as guarantors due to its insolvency and to avoid default, prior to using $8.3 million of the 2014 offering proceeds to buy-out their creditors and transfer ownership of the loan to Superior Drilling Products Inc.

Given the personal financial relief provided to your CEO and COO-director through this arrangement, considering their controlling interests over Tronco Energy Corporation and their personal responsibility for repayment of the loan as guarantors, tell us why you believe the extension and maintenance of this credit arrangement is not prohibited by Section 13(k) of the Exchange Act, if this is your view.

Response. In response to the Staff’s comment, the Company notes that Tronco Energy Corporation (“Tronco”) is an entity in which G. Troy Meier is the controlling shareholder, and as a result, was an affiliate of the Company prior to the IPO-reorganization in 2014. The Tronco loan was initially secured by (a) all of Tronco’s real and personal property assets, consisting primarily of certain oil and natural gas assets, and (b) personal guarantees from Mr. Meier, Ms. Meier and two of their personal trusts (the “Meier Guaranties”). Certain affiliated entities would later provide guarantees and a lien on the Company’s Vernal, Utah property was also provided to the lender.

In connection with the Company’s IPO-reorganization, the Company entered into an agreement to purchase the Tronco loan, in the amount of $8,261,637, in order to take over the legal position as Tronco’s senior secured lender. That agreement provided that the lender would assign to the Company all of its rights under the Tronco loan, including all of the collateral documents. Upon closing of that transaction, the Company stepped into the lender’s lien position on the collateral securing the Tronco loan, and released the subsidiary guarantees and lien against our offices in Vernal, Utah. The Company believed that this was in its best interest, and the best interest of its shareholders, because upon completion of the transactions, the Company became the senior secured lender and now had the right to receive any proceeds from the divestiture of Tronco assets.

Post IPO, the Tronco loan has continued to be secured by a first lien position on all of Tronco’s assets, as well as by the Meier Guaranties. The Meier’s Guaranties are security for any deficiency between the value of the Tronco loan and the recoverable value of Tronco’s assets. As of the closing of the IPO, the Tronco loan deficiency was $4,395,637. As a result of this deficiency, the Company required additional security to support the Meier Guaranties, which was provided through stock pledges of 8,814,860 shares of the Company’s common stock held by the Meiers and their family trusts (the “Meier Stock Pledge”). In consideration for receiving the Meier Stock Pledge, the independent members of the Company’s board of directors approved the restructuring of the Tronco loan in connection with the consummation of the IPO.

Based on these facts, the Company does not believe that it has extended a loan to the Meiers in violation of Section 13(k) of the Exchange Act. The Company extended a loan to Tronco in which the Meiers owned 78.2% and with eight other investors owning the remaining 21.8%. The Company purchased the loan from a third party as part of a corporate reorganization to complete the IPO, and established a senior secured position in the underlying assets of Tronco while also strengthening its security position by obtaining the Meier Stock Pledge. The Company did not arrange or facilitate the loan on behalf of the Meiers, nor was the loan a personal loan to the Meiers. The Company believes that it received adequate consideration from the Meiers, specifically, the Meier Stock Pledge, in exchange for extending the Tronco Loan principal payment due date and reducing the interest rate.

2.	We note that you have reported interest earned on the Tronco Energy Corporation loan of $1,105,879 over the last four years, and although there have been no cash receipts of interest or principal since acquiring the loan, you have nevertheless considered interest received by reducing a note payable to your CEO and COO-director, which you established in connection with the 2014 offering, and have considered a portion of the principal received by booking additional compensation for your CEO and COO-director, as with the $587,500 restricted stock award in 2017.

We also note there have been no cash receipts in connection with sales of assets that secured the loan, as with the sale of Tronco Energy Corporation assets for $550,000 in 2017, which your CEO and COO-director retained as a bonus. You previously reported that all of the Tronco Energy Corporation assets that secured the loan were valued at $3.9 million, and indicated that you had rights to various other collateral, as listed in the loan agreement, including certain Deeds of Trust for oil and gas leases and other mineral interests in Utah, oil and gas interests in Ohio, real property in Roper’s Industrial Park and Brooklane Subdivision in Utah, and a Reserve Account.

Given the foregoing, considering also the various changes to the terms for repayment, including a reduction to the interest rate, suspension of monthly payments, and the extension of maturity dates, tell us how you are able to support the secured status of the loan, aside from any ownership interests of your CEO and COO-director.

Please describe any efforts you have undertaken to foreclose upon or liquidate assets in order to recover the principal and interest due under the original loan agreement. Submit a schedule of the specific assets listed above, differentiating between assets that became part of the consolidated group in connection with your reorganization, and assets that have secured the loan subsequently, and identify any additional assets that secure the loan but which are not listed above. For all of the assets which have secured the loan since acquisition, indicate the current status and valuation, any changes in valuation since acquiring the loan, and the dates and terms under which any dispositions have occurred, including the identity of any counterparties and descriptions of any relationships with them or between them and your officers, directors and affiliates. Also indicate the extent of any direct and indirect interests held by your CEO and COO-director that are independent of your interests in assets that secure the loan.

Response. In response to the Staff’s comment, the Company notes that the primary security for the Tronco loan is currently the Meier Stock Pledge, as well as the Meier Guaranties. The Meier Stock Pledge shares are being held in an escrow account under the control of the Company. Although the Company has granted extensions and made modifications to the terms of the Tronco loan since the completion of the IPO, the Company believes that its interest continues to have adequate security. To date, the Company has made no efforts to foreclose on the loan or liquidate the collateral, but there have been several discussions between the independent members of the Company’s board of directors.

Below is a schedule of collateral securing the Tronco loan immediately prior to the completion of the IPO reorganization and the status of that collateral after the completion of the IPO reorganization:

1.	1,533 acres in the Utica Shale (Ohio) consisting of shallow and deep oil and gas development rights as well as natural gas producing properties .

As of the IPO date, May 2014, the producing properties, Proved Developed Producing (PDP), were valued at $800,000. The 1,533 acres with shallow and deep oil and gas development rights, Proved Undeveloped (PUD), were valued at $3,066,000 (1,533 acres times $2,000 per acre) resulting in a total oil and gas asset valuation of $3,866,000. In 2014, the Utica Shale trend in Ohio was in favor and companies paid very high prices to secure acreage for future drilling. Unfortunately, as the trend developed, the industry discovered that the prime acreage was much smaller than originally believed. As a result, the Tronco acreage was waiting on the Utica trend to move in its direction but that never happened. In addition, over the past five years, with continuing weak natural gas prices, the divestiture market changed dramatically. For example, for several years now, natural gas assets have sold based on the value of PDP, with little to no value given for any other asset class, such as the PUD class. Therefore, as a result of the Utica Shale trend not continuing toward the Tronco acreage and continued weak natural gas prices impacting the oil and gas asset divestiture market, the ultimate cash realization upon asset disposition was only $550,000.

When the $550,000 asset sale proceeds were received by Tronco, they were intended to be a deposit toward a purchase price of $800,000. In that the asset sale transaction was not final, Tronco chose to keep the deposit until the transaction was final at which time Tronco would remit the final asset sale proceeds to the Company. Some months after receipt of the deposit, the purchaser began to allege that the final purchase price should be the amount of the deposit due to a continuing decline in the value of the assets, which was the result of continued distress in the oil and gas market. For many months the parties were in dispute until Tronco finally agreed to accept as the final purchase price the amount of the deposit. With this ultimate asset sale resolution, and given that the Company had a 2014 bonus obligation to the Meiers, the Company and the Meiers agreed to offset the asset sale proceeds against the Meier bonus obligation.

2.	Various oil and gas leases and/or other mineral interests in Uintah County, Utah.

This property contained two gas wells, one purchased from a third party that is uneconomic and a second well that was drilled and determined to be a dry hole. As part of a settlement agreement between the Company and Del Rio Resources together with Philco Exploration LLC (“Philco”), all claims between the parties were released including this security interest. This settlement was disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 under Item 3, Legal Proceedings.

3.	Real property interests described as Lots 1,2,3,4 in Roper’s Industrial Park in Uintah County Utah, commonly known as 1545/1583/1586/1540 South 1700 East Circle, Vernal, Utah 84078.

The Company’s corporate office as well as manufacturing operations, PDC bit refurbishment operations and new product development facility are resident on this property. Upon the completion of the IPO reorganization, given that these assets are owned by the Company, this security interest was released.

4.	Lots 15 & 16 of Brooklane Subdivision, being a part of Section 31, Township 4 South, Range 22 East, Salt Lake Meridian, Utah.

The assets represented by this security interest are roughly four acres of raw land directly east and adjunct to the Company’s headquarters (the real property representing the Company’s headquarters is described in (3) above). The land is owned by the Meiers and this security interest was released upon the completion of the IPO reorganization. As indicated in (7) below, the Company received the Meier Stock Pledge and considered the value of the pledged shares to be sufficient to cover the value of the outstanding Tronco loan.

5.	Security Agreement – Pledges of 100 percent membership interest in Superior Drilling Products, LLC and Superior Design and Fabrication, LLC.

In that these two entities became wholly owned subsidiaries of the Company in connection with the IPO reorganization, this security interest was released.

6.	Security Agreement – Pledge between Fortuna Asset Management (FAM) and Tronco Energy Corporation and Philco covering the Reserve Account.

A segregated bank account (Reserve Account) was established by Tronco and Philco to receive 60% of all oil and gas sales from new well production. In that there were never any new producing wells drilled and completed on this acreage, as mentioned in (2) above only one new well was drilled and it was a dry hole, there were never any funds deposited into this account. With the settlement of the litigation referred to in (2) above, this security interest was released.

7.	The Meier Guaranties.

In connection with the IPO reorganization and in order to provide the Company with sufficient collateral to support the Meier Guaranties, the Meier’s pledged 8,814,860 shares of Company stock, i.e., the Meier Stock Pledge. The value of the Meier Stock Pledge is currently approximately $14.4 million, while the outstanding book value of the loan is currently approximately $7.4 million. As a result, the Company continues to believe that it has adequate security for the Tronco obligations.

3.	With regard to the changes made to the terms for repayment of the Tronco Energy Corporation loan, tell us why you have not accounted for concessions in accordance with the requirements for impaired loans and troubled debt restructurings in FASB ASC 310¬40-35-8 and 12; FASB ASC 310-40-15-5 and 9(c); and FASB ASC 310-10-35-25, which generally require an impaired loan to be reported at its present value, based on the original contractual rate. We note that prior to your modifications, the loan accrued interest at 11%, although with a 16% effective rate, had a maturity date of June 30, 2014, required monthly payments of principal and interest, and had three options to extend, each for six months, in exchange for payments of 1.5%, 2.0% and 2.5% of the outstanding principal balance at the time of election, also stipulating an interest rate of 23% for any balance remaining unpaid after December 31, 2015.

Submit the analyses that you performed, relative to the aforementioned guidance and in connection with each of the following modifications.

●	On June 29, 2014, you extended the maturity date to July 31, 2014, though during this interval you decreased the interest rate from 11% to the prime rate of JPMorgan Chase Bank plus 0.25% (3.5% as of December 31, 2014) and extended the maturity date for one-and-a-half years, to December 31, 2015, with a single interest payment due in the interim at the end of 2014.

●	On November 10, 2015, you extended the maturity date an additional two years, to December 31, 2017, three-and-a-half years beyond the original maturity date, with interest payments due at the end of 2015 and 2016.

●	On August 8, 2017, you extended the maturity date an additional five years, to December 31, 2022, eight-and-a-half years beyond the original maturity date, with interest payments due at the end of 2017, 2018, 2019, 2020 and 2021.

Finally, since your CEO and COO-director personally guarantee the loan, including all principal and interest that would be payable under the original terms when it was acquired, explain your rationale for the modifications and the manner by which you would characterize the value of the interest payments relinquished via the modifications. Tell us why you are not seeking such amounts under the personal guarantees.

Response. In response to the Staff’s comment, the Company considered the accounting guidance of FASB ASC 310-40-15-14 upon restructure and subsequent modifications of the Tronco note, pursuant to which a creditor may restructure a debt in exchange for additional collateral or guarantees from the debtor. In that situation, a creditor has granted a concession when the nature and amount of that additional collateral or guarantees received as part of the restructuring do not serve as adequate compensation for other terms of the restructuring.

Below is the Company’s analysis with respect to each of the modifications:

-	June 2014: In connection with the acquisition and restructuring of the Tronco loan at the time of the IPO, the Company received the Meier Stock Pledge of 8,814,860 shares as collateral. This collateral exceeded the loan value and served as adequate compensation for the decrease in the interest rate and extension of the loan repayment in 2014. As a result, the Company believes a concession was not granted, and as such, the Company believes the loan did not constitute an impaired loan or troubled debt restructuring.

-	November 2015: In October 2015, the Meiers agreed to a 30% salary reduction and did not receive an annual bonus, to which they were otherwise entitled, as part of the Tronco loan maturity date extension. As a result, the Company received a benefit in the form of a materially lower General and Administrative expense. The Company believes this is similar to the first modification in 2014 as the Company received a benefit in connection with the modification, and as such, the Company believes no concession was made for the maturity date extension.

-	August 2017: The Company received 530,725 restricted stock units pledged as additional collateral upon the modification in 2017. As a result, like the prior modifications, the Company believes a concession was not granted since additional collateral was provided.

In addition, the Company believes that (i) the Tronco loan is not impaired as the Company believes that it will collect all amounts due and the fair value of the collateral is greater than the amortized cost basis of the loan; (ii) the effective interest rate should not be based on the contractual terms of the loan prior to the modifications as additional collateral was provided as part of the modifications; and (iii) the Company does not believe the loan is a troubled debt restructuring as collateral and/or benefits were given upon each restructure and modification of the loan.

Please call the undersigned at (832) 876-5048 with any additional comments or questions you may have.

Very truly yours,

/s/ Christopher Cashion
Christopher Cashion
Chief Financial Officer